Announcement








                  Company Merrill Lynch International
                  TIDMTTP
                  HeadlineEMM Disclosure
                  Released12:10 6 Feb 2003
                  Number1554H






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS
      Name of EMM Merrill Lynch International
      Date of disclosure 06 February 2003
      Date of dealing05 February 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      05 February 2003
      Regus Plc - Ordinary
      Morrison (W.M) Supermarkets - Common
      Oxford Glycosciences Plc - Common
      Cambridge Antibody Tech Group - Common
      AMENDMENT
      state which element(s) of disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring
      Section of the Panel, Tel. No: 0171 638 0129




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inRegus Plc
      Class of securityOrdinary
      Date of disclosure 06 February 2003
      Date of dealing05 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connectedRegus Plc
      Number of securities purchased34,136
      Highest price paid* GBP0.17
      Lowest price paid* GBP0.17
      Number of securities soldNil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inMorrison (W.M) Supermarkets
      Class of securityCommon
      Date of disclosure 06 February 2003
      Date of dealing05 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connectedTrackdean Investments Ltd Number of securities purchased230,740
      Highest price paid* GBP1.72
      Lowest price paid* GBP1.68
      Number of securities sold238,873
      Highest price paid* GBP1.72
      Lowest price paid* GBP1.68
      *Currency must be stated




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inOxford Glycosciences Plc
      Class of securityCommon
      Date of disclosure 06 February 2003
      Date of dealing05 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased152,513
      Highest price paid* GBP1.79
      Lowest price paid* GBP1.70
      Number of securities sold170,000
      Highest price paid* GBP1.79
      Lowest price paid* GBP1.70
      *Currency must be stated




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inCambridge Antibody Tech Group
      Class of securityCommon
      Date of disclosure 06 February 2003
      Date of dealing05 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased7,648
      Highest price paid* GBP4.70
      Lowest price paid* GBP4.70
      Number of securities soldNil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated

END